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September 14, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance – Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3010

Re:	Rise Companies Corp. Offering Statement on Form 1-A Post-qualification Amendment No. 2 Filed August 25, 2023 File No. 024-12141

Dear Staff of the Division of Corporation Finance:

This letter is submitted on behalf of Rise Companies Corp. (the “Company”) in response to a comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 7, 2023 (the “Comment Letter”) with respect to the Post-Qualification Amendment No. 2 to the Company’s Offering Statement on Form 1-A filed with the Commission on August 25, 2023 (the “Offering Statement”). The responses provided are based upon information provided to Goodwin Procter LLP by the Company.

The Company is filing an amendment to the Offering Statement (the “Amendment”) concurrently with the filing of this letter to include the responses noted below and other changes.

For your convenience, the Staff’s comments have been reproduced in bold italics herein with responses immediately following the comments. Defined terms used herein but not otherwise defined have the meanings given to them in the Offering Statement, as amended.

Post-qualification Amendment to Form 1-A filed August 25, 2023

Offering Circular Summary

Recent Developments

Impact of Current Macroeconomic Conditions on our Business, page 7

1.	We note your revisions in response to comment 2. Please provide your analysis as to how the materials linked to in this section, which we note include quarterly investor letters discussing potential acquisitions by your wholly-owned subsidiaries, are useful for investors in understanding the impact of macroeconomic conditions on your business.

In response to the Staff’s comment, the Amendment updates the Offering Statement to include only the most recent investor letters from the current calendar year, which discuss both macroeconomic trends as well as the Company’s business prospects in the future. The Company believes each of these contain information that is useful for investors in furthering their understanding of the Company’s business and its future prospects.

Risks Related to Compliance and Regulation

We and our Investment Products are subject to extensive regulation, and failure to comply...,

2.	We note the Order Instituting Administrative and Cease-and-Desist Proceedings pursuant to Sections 203(e) and 203(k) of the Investment Advisers Act of 1940 issued by the U.S. Securities and Exchange Commission on August 22, 2023. Revise to disclose the order and provide information concerning the nature of the issues involved in the order.

In response to the Staff’s comment, the Amendment updates the Offering Statement to add disclosure relating to the order in both the “Business” section and the Risk Factors.

Use of Proceeds, page 34

3.	We note your response to comment 4 and reissue the comment in part. Please provide a more complete description of the prior offerings you have undertaken over the past year, providing specifics regarding the use of proceeds in your operations.

In response to the Staff’s comment, the Amendment updates the Offering Statement to add additional disclosure regarding the prior offerings and use of proceeds.

* * * * *

If you have any questions or would like further information concerning the Company’s responses to the Comment Letter, please do not hesitate to contact me at (212) 813-8842 or Bjorn J. Hall at (202) 584-0550.

Sincerely,

/s/ Mark Schonberger

Mark Schonberger

cc:	Via E-mail
Benjamin S. Miller, Chief Executive Officer
Bjorn J. Hall, General Counsel and Secretary
Michelle A. Mirabal, Deputy General Counsel
Rise Companies Corp.

Patrick Wilson, Esq.
Goodwin Procter LLP